Exhibit 99.1

Explanation of Responses

(1) The reported securities are owned directly by Standard General Fund L.P., a Delaware limited partnership (“Standard General Fund”).

(2) The reporting person, Mr. Nicholas Singer, a United States citizen (“Mr. Singer”), is a co-managing member of Standard General Management LLC, a Delaware limited liability company. Standard General Management LLC is the managing member of Standard General GP LLC, a Delaware limited liability company, which is the general partner of Standard General Fund and also the general partner of Standard General Master Fund L.P., a Cayman Islands exempted limited partnership (“Standard General Master Fund”). In addition, Mr. Singer has a controlling interest in Standard General S Corp., a Delaware corporation, which is the general partner of Standard General Holdings, L.P., a Delaware limited partnership. Standard General Holdings, L.P. is the general partner of Standard General L.P., a Delaware limited partnership, and pursuant to investment management agreements, Standard General L.P. has all investment and voting power with respect to the securities held by Standard General Fund and Standard General Master Fund. Mr. Singer may be deemed to beneficially own the securities by virtue of the foregoing relationships. The entire number of the securities that may be deemed to be beneficially owned by Mr. Singer is reported herein. Mr. Singer hereby disclaims beneficial ownership of the reported securities for purposes of Section 16 of the Securities Exchange Act of 1934 except to the extent of his pecuniary interest therein.

(3) Upon settlement of a previously reported equity swap agreement, Standard General Master Fund received from the broker $0.4336 per common unit for the remaining common units referenced under the equity swap agreement.